4/14

03007994

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Acesita S.A.

*CURRENT ADDRESS

82-3769
AR/S
12-31-02

**FORMER NAME 03 APR 14 AM 7:21

PROCESSED
APR 16 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3769 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dw

DATE : 4/14/03

*(Convenience Translation into English from the Original Previously Issued in Portuguese)*

# *Acesita S.A. and Subsidiaries*

*Financial Statements*
*For the Years Ended*
*December 31, 2002 and 2001 and*
*Independent Auditors' Report*

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu
Rua Paraiba, 1.122 - 20º e 21º
30130-141 - Belo Horizonte - MG
Brasil

Telefone: (31) 3269-7400
Fac-símile: (31) 3269-7470
www.deloitte.com.br

**Deloitte Touche Tohmatsu**

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Management of
Acesita S.A.
Belo Horizonte - MG

1. We have audited the accompanying consolidated and individual (Company) balance sheets of Acesita S.A. and subsidiaries as of December 31, 2002, and the related statements of operations, changes in shareholders' equity, and changes in financial position for the year then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements. The financial statements of the jointly-controlled subsidiary Cia. Siderúrgica de Tubarão - CST were audited by other independent auditors and our opinion, in so far as it relates to the amounts of this investment and the respective equity pick-up is based on the report of those auditors.

2. Our audit was conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal accounting systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, based on our audit and on the report of the other independent auditors, the financial statements referred to in paragraph 1 present fairly, in all material respects, the consolidated and individual financial positions of Acesita S.A. and subsidiaries as of December 31, 2002, and the results of their operations, the changes in shareholders' equity (Company), and the changes in their financial positions for the year then ended in conformity with Brazilian accounting practices.

4. As mentioned in Notes 1 and 3, the Company utilized the option permitted by CVM (Brazilian Securities Comission) Instruction No. 247/96, and did not proportionally consolidate the investment held in the jointly-controlled subsidiary Cia. Siderúrgica de Tubarão - CST and in the subsidiary Aços Planos do Sul S.A..

5. The financial statements for the year ended December 31, 2001, presented for comparative purposes, were audited by other independent auditors whose report thereon, dated February 7, 2002, was unqualified.

6. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Deloitte Touche Tohmatsu

February 27, 2003

(Convenience Translation into English from the Original Previously Issued in Portuguese)

# ACESITA S.A. AND SUBSIDIARIES

## BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

(In thousands of Brazilian reais - R$)

## ASSETS

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| CURRENT ASSETS: | | | | |
| Cash and cash equivalents | 158,588 | 302,977 | 89,610 | 174,167 |
| Accounts receivable | 200,259 | 192,350 | 146,728 | 130,901 |
| Inventories | 342,182 | 384,294 | 300,055 | 247,563 |
| Recoverable taxes | 38,168 | 100,558 | 33,695 | 32,187 |
| Dividends and interest on capital | 18,245 | - | 18,245 | 10,256 |
| Swap differentials receivable | 25,643 | - | 25,643 | - |
| Advances, prepaid expenses and other | 50,779 | 61,784 | 46,498 | 25,115 |
| | 833,864 | 1,041,963 | 660,474 | 620,189 |
| NONCURRENT ASSETS: | | | | |
| Investments held for sale | 627,848 | - | 627,848 | - |
| Receivables from affiliated companies | 3,719 | 3,848 | 263,716 | 80,904 |
| Notes receivable | 177,721 | 40,405 | 51,642 | 40,405 |
| Recoverable taxes | 302,689 | 468,720 | 295,749 | 300,646 |
| Swap differentials receivable | 227,267 | - | 227,267 | - |
| Escrow deposits | 106,101 | 155,324 | 102,572 | 135,131 |
| Other | 23,585 | 27,291 | 17,602 | 18,857 |
| | 1,468,930 | 695,588 | 1,586,396 | 575,943 |
| PERMANENT ASSETS: | | | | |
| Investments | 4,882 | 11,235 | 127,120 | 748,131 |
| Property, plant and equipment | 1,942,782 | 4,069,623 | 1,848,612 | 1,902,411 |
| Deferred charges | 25,591 | 34,496 | - | - |
| | 1,973,255 | 4,115,354 | 1,975,732 | 2,650,542 |
| Total assets | 4,276,049 | 5,852,905 | 4,222,602 | 3,846,674 |

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ACESITA S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

(In thousands of Brazilian reais - R$)

LIABILITIES AND SHAREHOLDERS' EQUITY

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| CURRENT LIABILITIES: | | | | |
| Loans | 1,253,178 | 986,655 | 1,178,805 | 580,471 |
| Debentures | 43,860 | 200,492 | 43,860 | 200,492 |
| Suppliers- | | | | |
| Domestic | 133,548 | 69,257 | 128,400 | 48,745 |
| Foreign | 192,056 | 251,554 | 124,823 | 248,554 |
| Payroll and related charges | 29,230 | 36,559 | 25,657 | 23,897 |
| Accrued taxes | 9,612 | 26,839 | 7,914 | 12,887 |
| Proposed dividends and interest on capital | - | 12,557 | - | - |
| Payables to affiliated companies | - | - | 13,731 | 15,372 |
| Restructuring liabilities | 8,932 | 61,460 | 8,534 | 60,383 |
| Other | 40,883 | 54,129 | 37,414 | 27,171 |
| | 1,711,299 | 1,699,502 | 1,569,138 | 1,217,972 |
| LONG-TERM LIABILITIES: | | | | |
| Loans | 890,800 | 1,418,565 | 933,163 | 927,376 |
| Debentures | 462,661 | 61,343 | 462,661 | 61,343 |
| Foreign suppliers | - | 38,378 | - | 38,378 |
| Accrued taxes | 252,394 | 510,060 | 246,542 | 251,661 |
| Income and other taxes in litigation | 90,380 | 147,480 | 88,537 | 141,514 |
| Payables to affiliated companies | - | - | 7,035 | - |
| Reserve for contingencies | 32,223 | 66,132 | 29,280 | 41,604 |
| Other | - | 9,535 | 48,426 | 15,051 |
| | 1,728,458 | 2,251,493 | 1,815,644 | 1,476,927 |
| NEGATIVE GOODWILL | - | 156,018 | - | - |
| MINORITY INTEREST | - | 598,469 | - | - |
| SHAREHOLDERS' EQUITY: | | | | |
| Capital | 901,921 | 901,921 | 901,921 | 901,921 |
| Capital reserve | 3,948 | 3,948 | 3,948 | 3,948 |
| Treasury shares | (3,937) | (3,937) | (3,937) | (3,937) |
| Revaluation reserves | 624,637 | 673,699 | 624,637 | 673,699 |
| Accumulated deficit | (690,277) | (428,208) | (688,749) | (423,856) |
| | 836,292 | 1,147,423 | 837,820 | 1,151,775 |
| Total liabilities and shareholders' equity | 4,276,049 | 5,852,905 | 4,222,602 | 3,846,674 |

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

## ACESITA S.A. AND SUBSIDIARIES

## STATEMENTS OF OPERATIONS

## FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(In thousands of Brazilian reais - R$, except for per share data)

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| GROSS SALES OF PRODUCTS AND SERVICES: | | | | |
| Domestic | 1,494,045 | 1,463,606 | 1,368,539 | 1,252,102 |
| Export | 608,656 | 1,044,720 | 607,321 | 311,466 |
| Taxes, deductions and rebates | (297,485) | (348,201) | (278,123) | (251,200) |
| Net sales | 1,805,216 | 2,160,125 | 1,697,737 | 1,312,368 |
| COST OF SALES AND SERVICES | (1,260,714) | (1,638,657) | (1,195,391) | (995,997) |
| Gross profit | 544,502 | 521,468 | 502,346 | 316,371 |
| OPERATING (EXPENSES) INCOME: | | | | |
| Selling expenses | (93,616) | (97,637) | (82,186) | (61,936) |
| General and administrative, principally payroll and related charges, depreciation and amortization | (85,706) | (100,432) | (68,529) | (66,239) |
| Management compensation | (4,965) | (5,709) | (3,209) | (3,463) |
| Other, net | (14,721) | (5,081) | (19,960) | 962 |
| Income before financial items and equity pick-up | 345,494 | 312,609 | 328,462 | 185,695 |
| FINANCIAL ITEMS: | | | | |
| Financial expenses | (336,293) | (363,160) | (328,369) | (305,279) |
| Financial income | 42,556 | 96,166 | 36,674 | 80,203 |
| Monetary and exchange variations, net of swap effects | (358,871) | (308,975) | (336,092) | (207,924) |
| | (652,608) | (575,969) | (627,787) | (433,000) |
| EQUITY IN SUBSIDIARIES AND AFFILIATES: | | | | |
| Equity pick-up | 34,056 | - | 12,062 | 16,478 |
| Amortization of negative goodwill and goodwill, net | 3,216 | 36,250 | 3,216 | 3,214 |
| | 37,272 | 36,250 | 15,278 | 19,692 |
| Loss from operations | (269,842) | (227,110) | (284,047) | (227,613) |
| NONOPERATING EXPENSE | (28,731) | (114,671) | (18,451) | (124,311) |
| Loss before taxes on income and profit sharing | (298,573) | (341,781) | (302,498) | (351,924) |
| INCOME AND SOCIAL CONTRIBUTION TAXES | (1,503) | 39,198 | (402) | 26,812 |
| PROFIT SHARING | - | (4,719) | - | - |
| Loss before minority interest | (300,076) | (307,302) | (302,900) | (325,112) |
| MINORITY INTEREST | - | (18,997) | - | - |
| Net loss | (300,076) | (326,299) | (302,900) | (325,112) |
| Outstanding shares at yearend - thousands | | | 742,939,864 | 742,939,864 |
| Loss per thousand shares - (R$) | | | (0.41) | (0.44) |

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

## ACESITA S.A. AND SUBSIDIARIES

## STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

## FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(In thousands of Brazilian reais - R$)

| | | Capital reserve | | Revaluation reserves | | | |
|---|---|---|---|---|---|---|---|
| | Capital | Investment grants | Treasury shares | Property, plant and equipment | Subsidiaries | Accumulated deficit | Total |
| BALANCES DECEMBER 31, 2000 | 901,921 | 3,948 | (3,937) | 303,170 | 179,900 | (132,373) | 1,252,629 |
| Prior-year adjustment (Note 18) | - | - | - | - | - | (2,111) | (2,111) |
| Recognition of revaluation reserve | - | - | - | 416,822 | - | - | 416,822 |
| Income and social contribution taxes on revaluation reserve | - | - | - | (137,551) | - | - | (137,551) |
| Reversal of revaluation reserve for discontinued assets, net of tax effects | - | - | - | (52,902) | - | - | (52,902) |
| Realization of revaluation reserve, net of tax effects | - | - | - | (23,293) | (12,447) | 35,740 | - |
| Net loss | - | - | - | - | - | (325,112) | (325,112) |
| BALANCES DECEMBER 31, 2001 | 901,921 | 3,948 | (3,937) | 506,246 | 167,453 | (423,856) | 1,151,775 |
| Realization of revaluation reserve, net of tax effects | - | - | - | (26,391) | (11,616) | 38,007 | - |
| Supplementary social contribution tax on revaluation reserve, due to change in rate in effect beginning 2003 | - | - | - | (7,329) | (3,726) | - | (11,055) |
| Net loss | - | - | - | - | - | (302,900) | (302,900) |
| BALANCES DECEMBER 31, 2002 | 901,921 | 3,948 | (3,937) | 472,526 | 152,111 | (688,749) | 837,820 |

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ACESITA S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(In thousands of Brazilian reais - R$)

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| SOURCE OF FUNDS: | | | | |
| From operations (see below) | - | 147,236 | - | - |
| From third parties - | | | | |
| Long-term loans | 144,974 | 599,327 | 144,807 | 453,945 |
| Debentures issued | 424,490 | - | 424,490 | - |
| Transfer from noncurrent to current assets and other | 28,071 | 14,160 | - | 96,461 |
| Interest on capital/Dividends received | 28,340 | 1,258 | 28,340 | 13,382 |
| Total sources | 625,875 | 761,981 | 597,637 | 563,788 |
| USE OF FUNDS: | | | | |
| In operations (see below) | 51,458 | - | 39,672 | 33,335 |
| In noncurrent assets- | | | | |
| Receivables from affiliated companies and other | 7,742 | 3,360 | 147,924 | 32,932 |
| In permanent assets - | | | | |
| Investments | 3,015 | 8,741 | 3,000 | - |
| Property, plant and equipment | 81,655 | 418,581 | 52,192 | 203,141 |
| Deferred charges | 168 | 553 | - | - |
| For other purposes - | | | | |
| Transfer from long-term to current liabilities and other | 66,771 | 162,853 | 43,560 | 282,760 |
| Credit linked deposits linked to eurobonds and other | 112,830 | - | - | - |
| Transfer from long-term loans and debentures to current liabilities | 623,598 | 886,025 | 622,170 | 782,970 |
| Dividends proposed | - | 11,615 | - | - |
| Total uses | 947,237 | 1,491,728 | 908,518 | 1,335,138 |
| INCREASE IN NEGATIVE WORKING CAPITAL | 321,362 | 729,747 | 310,881 | 771,350 |
| FUNDS PROVIDED BY (USED IN) OPERATIONS: | | | | |
| Net loss | (300,076) | (326,299) | (302,900) | (325,112) |
| Items not affecting working capital - | | | | |
| Depreciation, amortization and depletion | 117,447 | 258,007 | 103,485 | 97,064 |
| Long-term provisions recognized (reversed) | 8,815 | (5,637) | 25,331 | 15,482 |
| Monetary variations and charges on long-term items | 151,663 | 269,496 | 143,611 | 208,935 |
| Net book value of permanent asset disposals | 8,108 | 31,808 | 6,107 | 25,530 |
| Equity in subsidiaries and affiliates | (34,056) | - | (12,062) | (16,478) |
| Amortization of goodwill (negative goodwill) - net | (3,216) | (36,250) | (3,216) | (3,214) |
| Deferred income and social contribution taxes | 402 | (51,584) | 402 | (26,618) |
| Minority interest | - | 18,997 | - | - |
| Other | (545) | (11,302) | (430) | (8,924) |
| | (51,458) | 147,236 | (39,672) | (33,335) |

(Continues)

| CHANGES IN WORKING CAPITAL | Consolidated 2002 | Consolidated 2001 | Company 2002 | Company 2001 |
|---|---|---|---|---|
| REPRESENTED BY: | | | | |
| At end of year: | | | | |
| Current assets | 833,864 | 1,041,963 | 660,474 | 620,189 |
| Current liabilities | (1,711,299) | (1,699,502) | (1,569,138) | (1,217,972) |
| | (877,435) | (657,539) | (908,664) | (597,783) |
| At beginning of year | (657,539) | 72,208 | (597,783) | 173,567 |
| Adjustment to beginning balance due to exclusion of subsidiary from the consolidation | 101,466 | - | - | - |
| At beginning of year - adjusted | (556,073) | 72,208 | (597,783) | 173,567 |
| INCREASE IN NEGATIVE WORKING CAPITAL | 321,362 | 729,747 | 310,881 | 771,350 |

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ACESITA S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002 AND 2001

(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1. OPERATIONS

Acesita S.A. is a Brazilian publicly-traded company; its main activities are the production and sale of special steel, agribusiness, mining and providing technical services related to these activities.

The Company's principal manufacturing facility is located in Timóteo, State of Minas Gerais, Brazil, with annual production capacity of 850,000 tons of steel. The Company also has investments in subsidiaries with businesses related to its own activities.

As of December 31, 2002, the principal subsidiaries and their activities are:

- Acesita Serviços, Comércio, Indústria e Participações Ltda. - (100.00% directly owned) - steel distribution and processing for third parties and subsequent sale to end consumers, under the name "Amorim Comercial", as well as equity interests in other companies, as follows:
  - Acesita Energética Ltda. - (100.00% owned) - reforestation and production of charcoal;
  - Inox Tubos S.A. - (43.85% owned - 50.00% of voting capital) - production and sale of steel tubes with stitching and special alloys;
  - Acesita Argentina S.A. - (30.00% owned - 30.00% of voting capital) - trade office in Argentina;
  - A. P. Participações S.A. - (100.00% owned) - investment company;
- Companhia Siderúrgica de Tubarão - CST - (0.94% directly owned) - production and sale of non-flat steel, iron and other related products;
- Aços Planos do Sul S.A. (50.10% directly owned) - equity interest in:
  - Companhia Siderúrgica de Tubarão - CST - (37.29% owned - 43.91% of voting capital);
- Acesita International Ltd. - (100.00% directly owned) - foreign trade office;
- Acesita Centros de Serviços Ltda. - (100.00% directly owned) - sales, import-export transactions and services related to cutting and finishing of steel products in general;
- Aços Villares S.A. - (4.41% directly owned - 4.41% of voting capital) (2001 - 1.74% and 0.33%, respectively) - production and sale of non-flat steel, iron and other related products, and 100.00% ownership of Villares Metals S.A..

Since the end of 2001, the Company has been facing a significant inbalance between the maturities of its current and long-term liabilities, impacting the financial statements with current liabilities significantly in excess of current assets.

Accordingly, Company management has been taking measures aiming to reestablish financial equilibrium, including the negotiation for extending current debt maturities.

As mentioned in Note 14, with the support of qualified controlling shareholders, on December 1, 2002, the Company issued R$ 800,000 of nonconvertible debentures of which, up to December 31, 2002, R$424,490 (unit price on December 1, 2002) were subscribed. A substantial portion of the proceeds from this issue was used to redeem a previous issue on December 15, 2002.

Additionally, as detailed in Note 13, also aiming at managing the maturities of its financial obligations, the Company obtained a waiver from holders of Eurobonds, eliminating all financial covenants thereunder. This resulted in the maintenance of the original maturity of these securities.

From operating point of view, since July 2002, due to the completion of the learning curve for new equipment and processes, a significant increase in export volume, and new focus on the production and sale of higher added value products, there has been a significant improvement in cash-generating capacity.

Within the context of the Company's strategy, in the last few years, to focus on the businesses of flat stainless, silicon and carbon steel, the Company sold its control or equity interest in Elevadores Atlas, Aços Villares, Sifco, and Forjas Acesita, among others.

In late December 2002, the Company obtained a firm proposal from Arcelor, one of its controlling shareholders, together with Companhia Vale do Rio Doce - CVRD, to purchase its investment in Companhia Siderúrgica de Tubarão - CST. As the significant industrial synergies justifying the maintenance of such investiment have no longer existed for some time, the Company's equity interest is no longer considered a strategic asset. In view of the proposal, the Board of Directors authorized management to structure and sell this asset, define the time for its conclusion and enter into an agreement with Arcelor and CVRD. The price was fixed at US$ 22.66 per thousand shares of any class, totaling approximately US$ 227 million, and the Company engaged the financial advisory services of a top international bank. The sale, which must comply with the terms and conditions of the CST shareholders' agreement, includes the shares indirectly held through Aços Planos do Sul S.A., which holds a significant portion of the investment in CST.

The effects of the measures taken also noted by the significant increase in cash generation when compared with the first half of 2002; combined with negotiations in progress, and mainly the support from the controlling shareholders and the sale of the investment in CST, signal an optimistic perspective towards a favorable outcome on the Company's process of extending its debt maturities.

## 2. SIGNIFICANT ACCOUNTING PRACTICES

The financial statements have been prepared in accordance with Brazilian accounting practices and Brazilian Securities Commission - CVM instructions. The principal accounting practices are as follows:

(a) Assets and liabilities denominated in foreign currency or subject to indexation - assets and liabilities denominated in foreign currency are translated into Brazilian reais at the exchange rate reported by the Central Bank of Brazil at the balance sheet date. Assets and liabilities denominated in Brazilian reais, contractually or legally subject to indexation, are restated to the balance sheet date by applying the corresponding index. Monetary and exchange variations are recorded directly in income. Derivatives represented by exchange rate swaps plus interest, in exchange for interbank deposit rates (CDI), are reflected in the financial statements at the respective unrealized gains or losses, on the accrual basis of accounting.

(b) Current and noncurrent assets-

- *Temporary cash investments* - stated at cost plus income earned to the balance sheet date, based on rates agreed upon with the financial institutions, up to the limit of market value.
- *Allowance for doubtful accounts* - recognized in an amount considered sufficient to cover possible losses on the realization of receivables.
- *Inventories* - stated at the lower of average cost (purchase or production) or market value. Imports in transit are stated at the accumulated cost of each import.
- *Other* - stated at the lower of cost or realizable value, including, when applicable, accrued income and monetary variations.

(c) Investments in subsidiaries-- Carried under the equity method based on the financial statements of the investees. The financial statements of foreign subsidiaries have been prepared by using accounting practices compatible with those adopted by the Company, with the translation into Brazilian reais made at the exchange rate in effect at the balance sheet date. Negative goodwill on the acquisition of investments is amortized over ten years based on the underlying economic basis.

In view of the decision to sell the investment in Companhia Siderúrgica de Tubarão - CST (see Note 1), the balance representing such investment in 2002 is presented in noncurrent assets. At December 31, 2002, the book value of this investment does not exceed net realizable value.

(d) Property, plant and equipment-- Stated at revalued amounts, combined with the following aspects:

- *Additions* - Include financial charges capitalized during the construction period.
- *Depreciation* - Computed based on the estimated useful lives of the assets, under the units produced method for items directly related to production and under the straight-line method for other items.
- *Depletion of forest reserves* - Computed based on the ratio of trees felled during the year to potential volume and including accumulated maintenance costs.

(e) Deferred charges-- Carried at cost, net of amortization provided from the time benefits start to be generated, over a maximum period of ten years. The consolidated balance also includes goodwill on the acquisition of Amorim Comercial S.A., amortized over ten years from the acquisition date, based on future profitability projections.

(f) Current and long-term liabilities-- Stated at their known or stimated amounts, including, when applicable, accrued charges and monetary variations, contractually or legally determined.

(g) Income and social contribution taxes-- Calculated based on the legislation in force at the balance sheet date. Deferred taxes arising from temporary differences and tax losses recognized in accordance with CVM Resolutions Nos. 371/02 and 273/98 are based on deferred income and social contribution tax liabilities for the Company, and on the profitability history and analysis of the future recovery of tax credits for the jointly controlled subsidiary Companhia Siderúrgica de Tubarão - CST.

(h) Results of operations-- Determined on the accrual basis of accounting.

(i) Use of estimates-- The preparation of financial statements requires management to make estimates and adopt assumptions, based on their best judgment, that affect the recorded amounts for assets and liabilities, as well as revenues, costs and expenses. Actual amounts may differ from the estimated ones.

3. CONSOLIDATION CRITERIA

The consolidated financial statements have been prepared in accordance with standards and procedures established by the CVM and include the financial statements of the subsidiaries mentioned in Note 1, and their subsidiaries, except for the direct and indirect interest in the jointly-controlled subsidiary Companhia Siderúrgica de Tubarão - CST.

In consolidation, the Company's investment in the shareholders' equity of the subsidiaries and all significant balances of assets and liabilities, revenues, costs, expenses and unrealized profits arising from intercompany transactions were eliminated.

In accordance with CVM Instruction No. 247/96, subsidiaries in which control is exercised jointly with other shareholders are consolidated based on the proportional consolidation method applied to each component of such subsidiaries' financial statements.

Minority interest in subsidiaries is shown in a separate caption in liabilities.

Negative goodwill related to a subsidiary is reflected as a liability under the caption "Negative goodwill", for consolidation purposes.

Reconciliation of amounts for shareholders' equity and net loss between the consolidated and Company is as follows:

| | Shareholders' equity | | Net loss | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| Consolidated | 836,292 | 1,147,423 | (300,076) | (326,299) |
| Unrealized profits on transactions with subsidiaries | 1,528 | 4,352 | (2,824) | 1,187 |
| Company | 837,820 | 1,151,775 | (302,900) | (325,112) |

In view of the Company's strategic decision to sell all of its equity interest in Sifco S.A., which occurred in 2002, the investment in this investee was not consolidated in the consolidated financial statements for the year ended December 31, 2001.

Likewise, as mentioned in Note 1, taking into consideration the sale of the investment in Companhia Siderúrgica de Tubarão - CST and that of Aços Planos do Sul S.A., a holding company for that investment, that has currently being negotiated, as permitted by CVM Instruction No. 247/96, the Company elected not to consolidate the investment in those investees, CST and Aços Planos do Sul S.A., in the financial statements for the year ended December 31, 2002.

In order to permit comparability of the consolidated information at December 31, 2002 and 2001, the consolidated balance sheets and statements of operations, both in condensed form, considering the non-consolidation of CST and Aços Planos in 2001, are as follows:

CONSOLIDATED BALANCE SHEETS (Condensed)

| | 2002 | (Pro forma) 2001 |
|---|---|---|
| ASSETS: | | |
| CURRENT ASSETS: | | |
| Cash and cash equivalents | 158,588 | 243,031 |
| Accounts receivable | 200,259 | 130,054 |
| Inventories | 342,182 | 273,627 |
| Swap differentials receivable | 25,643 | - |
| Other | 107,192 | 76,688 |
| | 833,864 | 723,400 |
| NONCURRENT ASSETS: | | |
| Investments held for sale | 627,848 | 623,239 |
| Notes receivable | 177,721 | 40,405 |
| Recoverable taxes | 302,689 | 307,995 |
| Swap differentials receivable | 227,267 | - |
| Other | 133,405 | 168,033 |
| | 1,468,930 | 1,139,672 |
| PERMANENT ASSETS: | | |
| Investments | 4,882 | 2,469 |
| Property, plant and equipment | 1,942,782 | 1,980,075 |
| Deferred charges | 25,591 | 28,836 |
| | 1,973,255 | 2,011,380 |
| Total assets | 4,276,049 | 3,874,452 |

(Continues)

(Continuation)

| | 2002 | (Pro forma) 2001 |
|---|---|---|
| LIABILITIES AND SHAREHOLDERS' EQUITY: | | |
| CURRENT LIABILITIES: | | |
| Loans | 1,253,178 | 628,477 |
| Debentures | 43,860 | 200,492 |
| Suppliers | 325,604 | 305,738 |
| Restructuring liabilities | 8,932 | 61,460 |
| Other | 79,725 | 83,296 |
| | 1,711,299 | 1,279,463 |
| LONG-TERM LIABILITIES: | | |
| Loans | 890,800 | 900,633 |
| Debentures | 462,661 | 61,343 |
| Foreign suppliers | - | 38,378 |
| Recoverable taxes | 252,394 | 257,391 |
| Income and other taxes in litigation | 90,380 | 147,480 |
| Reserve for contingencies | 32,223 | 42,341 |
| | 1,728,458 | 1,447,566 |
| SHAREHOLDERS' EQUITY: | | |
| Capital | 901,921 | 901,921 |
| Revaluation reserves and other | 624,648 | 673,710 |
| Accumulated deficit | (690,277) | (428,208) |
| | 836,292 | 1,147,423 |
| Total liabilities and shareholders' equity | 4,276,049 | 3,874,452 |

| CONSOLIDATED STATEMENTS OF OPERATIONS (Condensed) | 2002 | (Pro forma) 2001 |
|---|---|---|
| NET SALES | 1,805,216 | 1,409,256 |
| COST OF SALES AND SERVICES | (1,260,714) | (1,057,375) |
| Gross profit | 544,502 | 351,881 |
| OPERATING EXPENSES | (199,008) | (151,680) |
| Income before financial items and equity in subsidiaries | 345,494 | 200,201 |
| FINANCIAL ITEMS: | | |
| Financial expenses | (336,293) | (290,297) |
| Financial income | 42,556 | 59,309 |
| Monetary and exchange variations, net of swap effects | (358,871) | (221,757) |
| | (652,608) | (452,745) |
| EQUITY PICK-UP | 37,272 | 33,103 |
| Loss from operations | (269,842) | (219,441) |
| NONOPERATING EXPENSE | (28,731) | (121,083) |
| Loss before taxes on income | (298,573) | (340,524) |
| INCOME AND SOCIAL CONTRIBUTION TAXES | (1,503) | 14,225 |
| Net loss | (300,076) | (326,299) |

4. CASH AND CASH EQUIVALENTS

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| Bank accounts | 69,729 | 70,997 | 38,335 | 439 |
| Cash investments, indexed to US dollar | 34,239 | 52,426 | - | - |
| Bank deposit certificates | 29,451 | 18,496 | 29,451 | 18,496 |
| Federal government securities | 21,824 | 155,232 | 21,824 | 155,232 |
| Other fixed-income funds | 928 | - | - | - |
| Other | 2,417 | 5,826 | - | - |
| | 158,588 | 302,977 | 89,610 | 174,167 |

Cash investments indexed to US dollars are represented by foreign deposits in fixed-income mutual funds with yield compatible with interest rates in the US market. Bank deposit certificates earn yields close to CDI - interbank deposit rates. Federal government securities, basically Central Bank notes, earn income based on the exchange rate variation.

5. ACCOUNTS RECEIVABLE

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| Domestic customers | 85,015 | 84,532 | 97,366 | 80,493 |
| Foreign customers | 123,868 | 114,900 | 55,682 | 56,771 |
| | 208,883 | 199,432 | 153,048 | 137,264 |
| Allowance for doubtful accounts | (8,624) | (7,082) | (6,320) | (6,363) |
| | 200,259 | 192,350 | 146,728 | 130,901 |

6. INVENTORIES

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| Finished products | 100,263 | 86,368 | 69,394 | 50,262 |
| Products held by third parties | 4,445 | 5,086 | 4,387 | 5,431 |
| Work in process | 97,047 | 96,914 | 95,134 | 78,078 |
| Raw materials | 66,176 | 82,322 | 59,010 | 44,620 |
| Imports in transit | 40,581 | 65,390 | 40,543 | 35,168 |
| Consumable supplies, maintenance and other | 33,670 | 48,214 | 31,587 | 34,004 |
| | 342,182 | 384,294 | 300,055 | 247,563 |

Finished product inventories, in the approximate amount of R$55,092 (R$60,606 in 2001), were pledged in guarantee of administrative and legal proceedings in progress.

7. RECOVERABLE TAXES

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| Deferred income and social contribution taxes | 244,591 | 369,355 | 238,810 | 251,661 |
| Income tax withheld at source and prepaid taxes | 26,197 | 62,806 | 23,212 | 30,943 |
| PIS (tax on revenue) | 39,644 | 25,309 | 38,438 | 21,961 |
| ICMS (state VAT) and IPI (federal VAT) | 18,928 | 94,091 | 18,010 | 17,210 |
| Other | 11,497 | 17,717 | 10,974 | 11,058 |
| | 340,857 | 569,278 | 329,444 | 332,833 |
| Less - Current portion | (38,168) | (100,558) | (33,695) | (32,187) |
| Noncurrent portion | 302,689 | 468,720 | 295,749 | 300,646 |

PIS credits refer to overpayments in prior years, recognized based on legal counsel's opinion, and to credits on exports.

At December 31, 2002 and 2001, deferred income and social contribution taxes were calculated and recorded as follows:

| | 2002 | | | 2001 |
|---|---|---|---|---|
| | Income tax | Social contribution tax | Total | Total |
| Consolidated- | | | | |
| Tax loss carryforwards | 1,101,676 | 1,134,914 | | |
| Temporary differences | 1,031,099 | 994,352 | | |
| | 2,132,775 | 2,129,266 | | |
| Tax rates | 25% | 9% | | |
| Total deferred income and social contribution taxes | 533,194 | 191,634 | 724,828 | 706,894 |
| Deferred income and social contribution taxes not recognized | (345,881) | (134,356) | (480,237) | (337,539) |
| Deferred income and social contribution taxes recognized as assets | 187,313 | 57,278 | 244,591 | 369,355 |
| Company- | | | | |
| Tax loss carryforwards | 908,949 | 963,949 | | |
| Temporary differences | 1,028,815 | 1,003,077 | | |
| | 1,937,764 | 1,967,026 | | |
| Tax rates | 25% | 9% | | |
| Total deferred income and social contribution taxes | 484,441 | 177,032 | 661,473 | 553,216 |
| Deferred income and social contribution taxes not recognized | (302,737) | (119,926) | (422,663) | (301,555) |
| Deferred income and social contribution taxes recognized as assets | 181,704 | 57,106 | 238,810 | 251,661 |

The principal temporary differences refer to unamortized goodwill of subsidiaries, asset reversals and accruals to be deducted for tax purposes when settled. Deferred income and social contribution taxes not recognized refer basically to tax loss carryforwards, and nonoperating temporary differences.

The Company recognized deferred income and social contribution tax credits in the amount of R$238,810, based on the existence of deferred income and social contribution tax liabilities related to the revaluation reserve on PP&E and amortization of negative goodwill on the acquisition of Companhia Siderúrgica de Tubarão - CST, which ensures realization in about 11 years. Deferred income and social contribution taxes, in the amount of R$369,355 (consolidated), at December 31,2001, also include credits substantially recognized by CST, based on the profitability history and analysis of future recovery of these credits.

At December 31, 2002, credits recorded by estimated realizable dates, are as follows:

| | Recorded credits | |
|---|---|---|
| Year | Consolidated | Company |
| 2003 | 13,705 | 13,253 |
| 2004 | 13,705 | 13,253 |
| 2005 | 13,705 | 13,253 |
| 2006 | 13,705 | 13,253 |
| 2007 | 13,705 | 13,253 |
| 2008 to 2011 | 54,812 | 53,012 |
| 2012 to 2014 | 121,254 | 119,533 |
| Total | 244,591 | 238,810 |

Starting in 2003, Brazilian tax legislation establishes a tax rate of 9% for social contribution tax (CSLL), revoking the previous 8% rate. This rate increase did not generate additional recognition of tax credits by the Company, neither on assets nor on the results for 2002.

The realization of deferred tax credits is in line with the forecasted amortization of income and social contribution tax liabilities (see Note 15).

The reconciliation of income and social contribution taxes included in the statements of operations for 2002 and 2001, between the official and effective rates, is as follows:

| | Company | | | |
|---|---|---|---|---|
| | 2002 | | 2001 | |
| | Income tax - 25% | Social Contribution - 9% | Income tax - 25% | Social Contribution - 9% |
| Income and social contribution taxes on- | | | | |
| Loss before income and social contribution taxes | 75,624 | 27,225 | 87,981 | 31,673 |
| Permanent differences- | | | | |
| Equity in subsidiaries, net of provisions | 3,015 | 1,086 | (4,119) | (1,483) |
| Realization of deferred income and social contribution tax assets | (9,911) | (3,568) | (8,691) | (3,129) |
| Other | (4,950) | (1,715) | 4,733 | 4,875 |
| Income and social contribution tax credits at the end of each year | 63,778 | 23,028 | 79,904 | 31,936 |
| Income and social contribution tax credits not recorded at the end of each year | (63,778) | (23,028) | (58,837) | (26,191) |
| Provision for deferred income tax at the end of each year | (402) | - | - | - |
| Effective credit (expense) for the year | (402) | - | 21,067 | 5,745 |

Current and deferred income and social contribution taxes are comprised as follows:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| Income and social contribution taxes- | | | | |
| Current | (1,101) | (12,386) | - | 194 |
| Deferred | (402) | 51,584 | (402) | 26,618 |
| Credit (expense) | (1,503) | 39,198 | (402) | 26,812 |

8. RESTRUCTURING ASSETS (LIABILITIES)

As fully disclosed in the financial statements as of December 31,1998, the Company and its subsidiaries recognized, that year, significant adjustments in their accounts, in view of the strategic realignment of their businesses, as well as financial and shareholder restructuring. The composition of these items is as follows:

| | 2002 | 2001 |
|---|---|---|
| Restructuring assets- | | |
| Unamortized goodwill in investees | - | 387,452 |
| Investments in Sifco S.A and Villares Group at equity | - | 2,221 |
| Forests, land and other permanent assets | 24,711 | 34,194 |
| Accounts receivable from asset sales | 3,348 | 5,620 |
| Other receivables and rights | 5,819 | 17,187 |
| | 33,878 | 446,674 |
| Reserve for realization of restructuring assets (*) | (42,810) | (508,134) |
| Restructuring assets (liabilities) - net - Consolidated | (8,932) | (61,460) |
| Subsidiaries | 398 | 1,077 |
| Restructuring assets (liabilities) - net - Company | (8,534) | (60,383) |

(*) Includes reserve for Sifco's debts with third parties, secured by the Company, inherent in the investees (Sifco S.A.) sale.

The restructuring assets have been permanently evaluated in accordance with their expected future realization, in order to ensure that the recorded reserve is sufficient to cover possible losses on the realization of these assets. On December 31, 2001, the Company recognized an additional reserve to cover the realizable value of its investment in Sifco S.A in the amount of R$72,376 and of receivables from Coinvest - Companhia de Investments Interlagos in the amount of R$11,368, recorded under the caption "nonoperating expense".

Considering that the amount related to the reserve for realization of restructuring assets - Company and consolidated - is higher than the book value of these assets, the net amount is presented in current liabilities as "restructuring liabilities".

In the first quarter of 2002, the Company sold all of its shares, representing 99.89% of voting capital and 98.95% of Sifco S.A.'s capital, to MTP - Metalúrgica de Tubos de Precisão Ltda. ("MTP"), formerly Mannesman Tubos de Precisão Ltda. This sale was made based on technical valuations of Sifco's net assets, prepared by an independent consulting firm, whose studies and analyses indicated that Sifco had a negative net equity of approximately R$90,000.

The sale agreement provided for that the Company would assume Sifco's liabilities in that amount, which could be reduced by up to R$ 20,000 (original amount; the restated amount at December 31, 2002 is R$31,021), depending on Sifco's operating cash generation (EBITDA) in 2002, to be determined by a specific report prepared by other independent auditors in conformity with predefined criteria and assumptions included in the sale agreement. MTP paid the Company the amount of ten Brazilian reais (R$10.00) for these shares and assumed full responsibility for the management of Sifco S.A., including its remaining liabilities, from the conclusion of the transaction.

Based on the report issued by the independent auditors specifically engaged for that purpose, Sifco's EBITDA in 2002 was higher than that defined in the sale agreement, which allowed the Company to adjust the reserve for the aforementioned assumed liabilities. However, considering that at December 31, 2002, certain Sifco's debts secured by the Company were still outstanding, management, based on a common practice for such sales of investments, elected to maintain a reserve to cover guarantees not secured by collateral, in an amount approximating those liabilities no longer assumed by the Company, which revert to the sole responsibility of Sifco.

On June 30, 2002, the Company sold all its shares in Coinvest - Companhia de Investments Interlagos (formerly Indústrias Villares S.A.). As part of the negotiation process, the Company received shares of Aços Villares S.A., which changed its interest in the capital of the latter from 1.74% to 4.41% (representing 4.41% of voting capital). This operation did not have any effect on the statement of operations for the current year. This investment is stated at cost.

NVESTMENTS

Information on investees:

| | Acesita Centros de Serviços Ltda. | | Acesita Serviços, Com., Ind. e Part. Ltda. | | Aços Planos do Sul S.A. | | Companhia Siderúrgica de Tubarão - CST | |
|---|---|---|---|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 |
| Capital | 6,168 | 303 | 128,832 | 128,832 | 851,510 | 851,510 | 2,782,106 | 2,782,106 |
| Number of shares/sharequotas held (In thousands)- | | | | | | | | |
| Common | - | - | - | - | 426,607 | 426,607 | - | - |
| Preferred | - | - | - | - | - | - | 477,177 | 477,177 |
| Sharequotas | 6,168 | 6,168 | 128,832 | 128,832 | - | - | - | - |
| Shareholders' equity - per books | 1,901 | (449) | 122,921 | 124,997 | 1,059,854 | 1,075,180 | 3,665,038 | 3,682,981 |
| Adjustment to accounting practice- Amortization of negative goodwill (goodwill), net of taxes | - | - | (2,537) | (2,537) | 144,102 | 124,152 | - | - |
| Shareholders' equity - adjusted | 1,901 | (449) | 120,384 | 122,460 | 1,203,956 | 1,199,332 | 3,665,038 | 3,682,981 |
| Ownership (%) at yearend | 100 | 100 | 100 | 100 | 50.1 | 50.1 | 0.94 | 0.96 |
| Equity investiment | 1,901 | (449) | 120,384 | 122,460 | 603,182 | 600,865 | 34,307 | 35,230 |
| Unamortized negative goodwill | - | - | - | - | - | - | (9,641) | (12,856) |
| | 1,901 | (449) | 120,384 | 122,460 | 603,182 | 600,865 | 24,666 | 22,374 |
| Other information on investees- | | | | | | | | |
| Net income (loss) - adjusted | - | - | (2,076) | 8,230 | 45,318 | 37,707 | 136,656 | (69,518) |
| Other changes: | | | | | | | | |
| Prior-year adjustment | - | - | - | - | - | - | - | 74,305 |
| Sales of treasury shares | - | - | - | - | - | - | 4,977 | 927 |
| Dividends and interest on capital | - | - | - | - | 53,704 | 22,845 | 144,575 | 62,568 |
| Change in CSSL tax rate on revaluation reserve | - | - | - | - | - | - | (13,406) | - |
| Decrease in reserve for investment and working capital and other | - | - | - | - | - | - | (1,595) | - |

(b) Changes in investments are as follows:

| | In subsidiaries | | | In jointly-controlled subsidiary | | |
|---|---|---|---|---|---|---|
| | Acesita Centros de Serviços Ltda. | Acesita Serviços, Com. Ind. e Part. Ltda. | Aços Planos do Sul S.A. | Companhia Siderúrgica de Tubarão - CST | In other companies and other investments | Total |
| Balance December 31, 2001 | - | 122,460 | 600,865 | 22,374 | 2,432 | 748,131 |
| Reclassification of commitments assumed to the investments account | (449) | - | - | - | - | (449) |
| Purchase of investment | - | - | - | - | 3,000 | 3,000 |
| Advance for future capital increase | 5,866 | - | - | - | - | 5,866 |
| Interest on capital and dividends received | - | - | (26,915) | (1,425) | - | (28,340) |
| Equity in subsidiaries | (3,516) | (2,076) | 32,673 | 1,383 | - | 28,464 |
| Reversal of reserve for revaluation in subsidiaries | - | - | (3,441) | (284) | - | (3,725) |
| Amortization of negative goodwill | - | - | - | 3,216 | - | 3,216 |
| Loss from change in ownership percentage | - | - | - | (598) | - | (598) |
| Additional reserve for losses | - | - | - | - | (597) | (597) |
| Reclassification to noncurrent assets | - | - | (603,182) | (24,666) | - | (627,848) |
| Balance December 31, 2002 | 1,901 | 120,384 | - | - | 4,835 | 127,120 |

(c) The financial statements of Aços Planos do Sul S.A. were adjusted under the equity method to reflect the significant accounting practices adopted by the Company. At December 31, 2002, the adjustment to the reported shareholders' equity, shown above, refers to amortization of negative goodwill, generated upon acquisition of the investment in Companhia Siderúrgica de Tubarão - CST. At December 31, 2002, the unamortized balance of negative goodwill is R$110,126 (R$143,161 in 2001).

(d) Companhia Siderúrgica de Tubarão - CST, as well as the Company, made a revaluation of property, plant and equipment in March 1999, and the respective increase in assets is reflected in the Company's shareholders' equity as revaluation reserves, in the net amount, at December 31,2002, of R$152,111 (R$167,453 in 2001). The effects recorded by the Company, represented by depreciation and write-off of the revalued assets, is R$11,616 (R$12,447 in 2001).

(e) The subsidiary Acesita International Ltd. has negative net assets, at December 31, 2002, of R$48,426, (R$14,602 in 2001), classified in long-term liabilities, as other.

(f) The realization value per thousand shares, regardless of class, of Companhia Siderúrgica de Tubarão - CST, based on the bid for joint purchase by Arcelor and Companhia Vale de Rio Doce (see Note 1), is US$ 22.66 per thousand shares, equivalent, at December 31,2002, to R$ 80.05. The other investees do not have shares traded on stock exchanges.

(g) In view of the sale process currently being negotiated, the direct and indirect investments in Companhia Siderúrgica de Tubarão were reclassified to noncurrent assets.

(h) Equity pick-up is as follows:

| | Company | |
|---|---|---|
| | 2002 | 2001 |
| Acesita Empreendimentos Ltda. | - | (9,392) |
| Acesita Serviços Com. Ind. e Participações Ltda. | (2,076) | 8,230 |
| Aços Planos do Sul S.A. | 32,673 | 18,891 |
| Companhia Siderúrgica de Tubarão - CST | 1,383 | 55 |
| Acesita International Ltd. | (16,402) | (825) |
| Acesita Centros de Serviços Ltda. | (3,516) | (481) |
| | 12,062 | 16,478 |

10. RELATED-PARTY TRANSACTIONS

(a) The Company's principal balances and transactions with affiliated companies:

| | Assets | | | Liabilities | | |
|---|---|---|---|---|---|---|
| | Receivables from affiliated companies | Accounts receivable and other | Total | Payables to affiliated companies | Foreign suppliers, loans and other | Total |
| Arcelor Group | 3,719 | 159 | 3,878 | - | 63,231 | 63,231 |
| Acesita Serviços, Comércio, Indústria e Participações Ltda. | - | 38,847 | 38,847 | 5,420 | 14 | 5,434 |
| Acesita International Ltd. | 258,070 | - | 258,070 | 7,035 | 209,178 | 216,213 |
| Acesita Energética Ltda. | - | - | - | 8,003 | 343 | 8,346 |
| Preservar Madeira Reflorestada Ltda. | - | 769 | 769 | - | 77 | 77 |
| Acesita Centros de Serviços Ltda. | 1,927 | 4,197 | 6,124 | 308 | 768 | 1,076 |
| Aços Planos do Sul S.A. | - | 49 | 49 | - | - | - |
| Inoxtubos S.A. | - | 6,047 | 6,047 | - | - | - |
| Total - 2002 | 263,716 | 50,068 | 313,784 | 20,766 | 273,611 | 294,377 |
| Total - 2001 | 80,904 | 51,415 | 132,319 | 15,372 | 232,750 | 248,122 |

| | Results of operations | | | |
|---|---|---|---|---|
| | Revenue / Income | | | |
| | Sales | Financial income and exchange variations | Total | Financial expenses and exchange variations |
| Arcelor Group | 1,345 | 200 | 1,545 | - |
| Acesita Serviços, Comércio, Indústria e Participações Ltda. | 119,179 | - | 119,179 | 274 |
| Acesita International Ltd. | - | 55,867 | 55,867 | 13,778 |
| CST | 1,215 | - | 1,215 | 3,228 |
| Inoxtubos S.A. | 48,128 | - | 48,128 | - |
| Acesita Centros de Serviços Ltda. | - | 267 | 267 | 7,265 |
| Acesita Energética Ltda. | - | - | - | 1,149 |
| Preservar Madeira Reflorestada Ltda. | - | - | - | 1,059 |
| AP Participações S.A. | - | - | - | 47 |
| Total - 2002 | 169,867 | 56,334 | 226,201 | 26,800 |
| Total - 2001 | 177,002 | 103,323 | 280,325 | 103,925 |

Transactions with Arcelor Group for purchases of raw materials in the amounted to R$33,611 in 2002 (R$62,310 in 2001).

The controlling shareholders subscribed 38,872 debentures of the December 1, 2002 issue, the restated balance of which at December 31, 2002 amounts to R$421,938. Financial expenses related to this issue totaled R$16,610, in the results for 2002.

Transactions with related parties were made under conditions considered by management to be compatible with market conditions. Loans with subsidiaries are indexed based on rates and terms individually agreed.

Receivables and payables of the same type between the Company and Acesita International Ltd. are presented at the net amount.

(b) Guarantees

As of December 31, 2002 and 2001, the Company provided guarantees on behalf of affiliated companies as follows:

| | 2002 | 2001 |
|---|---|---|
| Sifco S.A. and Westport Axle Co. (*) | 34,100 | 126,069 |
| Acesita International Ltd. | 222,598 | 70,115 |
| Other | 1,169 | 1,136 |
| | 257,867 | 197,320 |

(*) As mentioned in Note 8, Sifco S.A. and its subsidiaries were sold in 2002, and are no longer considered affiliated companies.

11. PROPERTY, PLANT AND EQUIPMENT

| | Consolidated 2002 | Consolidated 2001 | Company 2002 | Company 2001 | Estimated useful lives ( years) |
|---|---|---|---|---|---|
| In operation - | | | | | |
| Buildings and installations | 460,469 | 1,122,516 | 441,709 | 435,778 | 5 to 50 |
| Industrial equipment and distribution systems | 2,109,553 | 3,691,114 | 2,086,118 | 1,882,471 | 5 to 40 |
| Vehicles, furniture and fixtures, and tools | 36,071 | 37,268 | 31,917 | 30,043 | 5 to 10 |
| Reforestation | 150,682 | 140,850 | 434 | 434 | (*) |
| Other | 59,903 | 75,907 | 58,689 | 56,376 | Various |
| | 2,816,678 | 5,067,655 | 2,618,867 | 2,405,102 | |
| Accumulated depreciation and depletion | (926,533) | (1,616,179) | (814,919) | (712,998) | |
| | 1,890,145 | 3,451,476 | 1,803,948 | 1,692,104 | |
| Land | 10,635 | 21,854 | 6,711 | 6,711 | |
| Advances to suppliers | 28,893 | 40,213 | 28,893 | 40,213 | |
| Construction in progress | 6,954 | 523,247 | 6,809 | 130,572 | |
| Imports in transit | 6,155 | 32,833 | 2,251 | 32,811 | |
| | 52,637 | 618,147 | 44,664 | 210,307 | |
| | 1,942,782 | 4,069,623 | 1,848,612 | 1,902,411 | |

(*) Based on the depleted area.

(a) As of June 30, 2001, the Company recorded a revaluation write-up of a substantial portion of its industrial property, plant and equipment based on an appraisal report issued by an independent appraiser, approved at the Extraordinary Shareholders' Meeting on August 13, 2001. The recovery of the total value of these assets from the Company's future operations was taken into consideration. A previous revaluation had been made on March 30, 1999.

The book value of revalued items at June 30, 2001 increased from R$1,268,709 to R$1,685,531, representing an increase of R$416,822 in property, plant and equipment, and R$279,271 in the revaluation reserve in shareholders' equity, net of tax effects. The revaluation of these assets was accompanied by a review of production capacity, due to investments and technological improvements in the plant since 1999. This review indicated an increase in production capacity of up to 27% compared to previous data.

As of December 31, 2002, the revaluation increment, recorded in property, plant and equipment, amounts to R$715,948 (R$755,604 in 2001). Depreciation of the revaluation asset amount for 2002 was R$39,645 ( R$34,764 in 2001).

(b) The financial statements for 2001 include reserves for the discontinuation of mechanical bars and the heavy foundry, in addition to discontinuation of other lines and equipment, in view of the investment program, amounting to approximately US$100 million, started in 2001. These reserves refer to losses on the realization of assets and other expenses, in the total estimated amount of R$36,250, and were recorded as "nonoperating expense". Additionally, in 2001, there was a reversal of the residual revaluation of these assets, in the amount of R$78,958, and related deferred taxes of R$26,056.

(c) As fully disclosed, at the end of the first half of October 2002, the Company's blast furnace No. 2 had a malfunction due to a rupture in one of the cooling tanks, which subsequently led to temperature losses and disruption. All resources required for the return to normal operations, which was quickly achieved, were made available at the Timotéo plant. Subsequently, the Company scheduled a mini-rebuild (Gunning) of blast furnace No. 2 for 2003, aiming at minimizing possible risks of new problems associated with the incident in October 2002. Accordingly, the financial statements as of December 31, 2002 include an accrual estimated at R$12,700 to cover costs related to this mini-rebuild scheduled for 2003, charged to the results of operations, under the caption "operating (expenses) income - other".

(d) As of December 31, 2002, the Company had R$414,250 (R$400,237 in 2001) of land, buildings and equipment pledged as collateral.

## 12. DEFERRED CHARGES

| | Consolidated | | Annual |
|---|---|---|---|
| | 2002 | 2001 | amortization (%) |
| Goodwill on acquisition of investments | 31,283 | 31,283 | 10 |
| Preoperating expenses | - | 7,202 | 10 |
| Other | 273 | 530 | 10 |
| | 31,556 | 39,015 | |
| Accumulated amortization | (5,965) | (4,519) | |
| | 25,591 | 34,496 | |

## 13. LOANS

| | Annual interest and fees (%) | | Consolidated | | Company | |
|---|---|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 |
| Foreign currency- | | | | | | |
| Advances on exchange contracts and prepayments | 4.3 to 17.2 | 3.8 to 7.23 | 600,721 | 549,525 | 716,174 | 319,128 |
| Securitization of receivables | 3.7 to 9.3 | 2.61 to 9.3 | 389,520 | 628,569 | 389,519 | 364,767 |
| Raw materials and replacement parts | 2.3 to 7.3 | 2.85 to 9.48 | 176,857 | 99,671 | 221,573 | 154,517 |
| Property additions | 2.5 to 7.4 | 2.21 to 7.5 | 177,953 | 254,490 | 177,953 | 62,747 |
| Eurobonds | 11.125 | 11.125 | 206,419 | 135,312 | 248,868 | 162,266 |
| Working capital and other | 4.7 to 12.7 | 2.21 to 12.4 | 429,869 | 407,242 | 195,849 | 297,218 |
| | | | 1,981,339 | 2,074,809 | 1,949,936 | 1,360,643 |
| Local currency- | | | | | | |
| Property additions | 9.3 to 12.5 | 8 to 11.75 | 1,735 | 188,232 | 1,457 | 9,558 |
| Working capital and other | 5 to 34.8 | 8 to 14 | 160,904 | 142,179 | 160,575 | 137,646 |
| | | | 162,639 | 330,411 | 162,032 | 147,204 |
| | | | 2,143,978 | 2,405,220 | 2,111,968 | 1,507,847 |
| Less - Current portion | | | (1,253,178) | (986,655) | (1,178,805) | (580,471) |
| Long-term portion | | | 890,800 | 1,418,565 | 933,163 | 927,376 |

Loans in foreign currency are principally denominated in U.S. dollars.

*Eurobonds* - Financing through the Eurobond issue matures in 2004, with an earlier redemption option in October 2001. About 54% of the bondholders, amounting to US$80,685,000, equivalent to R$224,224,000, exercised their put option, settled on October 15, 2001, at a 0.75% discount.

The Eurobond contract provides for the acceleration of maturity in the event of noncompliance with certain covenants and conditions. In September 2002, as approved by the bondholders' meeting convened by the Trustee, the Company obtained a waiver that eliminated the existing covenants and the negative pledge clauses.

In order to eliminate these covenants, the Company appointed an international financial institution (Deutsch Bank), which acquired Eurobonds from bondholders that were not willing to continue holding these bonds, and became the Company's creditor in place of the original bondholders. In return, the Company, through its subsidiary Acesita International Ltd., made a deposit with the referred financial institution in guarantee for the bonds acquired (Credit Linked Deposits), subject to the same interest applicable to Eurobonds. Total or partial reimbursement of the deposit to this subsidiary is subject to the settlement of the Eurobonds by the Company on their original maturity date - October 2004 - or to the transfer of securities currently held by Deutsch Bank to third parties, whichever occurs first. At December 31, 2002, guarantees deposited with Deutsch Bank amount to R$128,672 (US$36,417,000), classified as notes receivable - noncurrent (consolidated).

As of December 31, 2001, the Company was negotiating a financial transaction to replace these covenants, wherein a bondholders' meeting was not required. As it obtained long-term financing to cover the possible repurchase of these notes, the eurobonds were maintained in long-term liabilities at that date.

*Securitization of receivables* - In August 2000, the Company performed receivables securitization transactions by the issuance of certificates, in the original amount of R$273,060, equivalent to US$150 million, payable in 48 months, with a grace period of one year and subject to an annual rate of 9.3%, including collateral interest. Accordingly, the Company's exports, except to Mercosul and other qualified customers, are made through its specific-purpose subsidiary located abroad, Stainless Overseas. Portions of these receivables ensure monthly payments. In the event the Company does not export a volume sufficient to settle these installments, the Arcelor Group is responsible for carrying out supplementary trading operations until the required volume is reached. In 2002, exports through Stainless Overseas amounted to R$540,370 (R$260,848 in 2001), of which R$323,926 (R$115,710 in 2001) were made with Arcelor Group companies. At December 31, 2002, the balance payable on this transaction is R$354,085 (R$320,827 in 2001) classified under Securitization of receivables.

Other loans are subject to monetary restatement or exchange variation based on official indexes or rates, and are partially collateralized by equipment.

In December 2002, temporary cash investments earmarked exclusively for loan payments, in the amount of R$14,463 (R$12,023 in 2001), were deposited in a restricted bank account, classified as a reduction of the related debt.

As of December 31, 2002, the long-term portion matures as follows:

| Year | Consolidated | Company |
|---|---|---|
| 2004 | 583,926 | 626,504 |
| 2005 | 171,958 | 171,774 |
| 2006 | 73,810 | 73,779 |
| After 2006 | 61,106 | 61,106 |
| | 890,800 | 933,163 |

## 14. DEBENTURES

| | Consolidated and Company | |
|---|---|---|
| | 2002 | 2001 |
| August 31, 1998 issue | 63,893 | 86,228 |
| December 15, 1999 issue | - | 175,607 |
| December 1, 2002 issue | 442,628 | - |
| | 506,521 | 261,835 |
| Less - Current portion | (43,860) | (200,492) |
| Long-term portion | 462,661 | 61,343 |

*August 31, 1998 issue* - Under a private offering, the Company issued 135 registered debentures, nonconvertible, totally subscribed by the BNDES (National Bank for Economic and Social Development), amounting to R$135,000, guaranteed by a real estate mortgage, with the endorsement of the controlling shareholders at the time of issue. The debentures are subject to interest calculated based on the TJLP (Brazilian long-term interest rate) and a spread of 4.91% per year, with capitalization of TJLP interest exceeding 6% per year, semiannual maturities from June 15, 1999 to June 15, 2005, and a redemption option (total or partial) at the discretion of the issuer. The subscription contract includes certain covenants and conditions, compliance with which is under negotiation with the creditor.

*December 15, 1999 issue* - The Company issued 30,000 registered debentures, nonendorsable, without certificates and nonconvertible, at a face value of R$10,000.00 each, in the total amount of R$300,000. The face value of these debentures is not monetarily restated, but interest based on the DI (interbank deposit) rate plus 10% (originally 4%, renegotiated to 10% on December 15, 2001) is payable semiannually with annual repricing.

Through December 2001, the Company had repurchased 17,280 debentures of this issue by means of earlier redemption, in the amount of R$172,800. In December 2001, 3,250 debentures were reissued, amounting to R$32,523. Upon maturity, on December 15, 2002, these debentures were fully liquidated.

*December 1, 2002 issue* - The Company issued 80,000 simple debentures, registered, without certificates and nonconvertible, with a face value of R$10,000.00 each, totaling R$800,000, maturing on December 1, 2006. Until December 1, 2004, these debentures are subject to interest at the annual rate of 12% on the amount restated based on the General Market Price Index (IGP-M) published by the Fundação Getúlio Vargas, paid annually on December 1, 2003 and 2004. Beginning December 1, 2004, the Company's Board of Directors will be responsible for determining the debenture renegotiation conditions, approving new terms, yield and monetary restatement conditions, as well as maturity dates, or approving the earlier redemption, in total or in part, of the debentures. Debentureholders not agreeing with possible new conditions established by the Board will be entitled to a period of five business days, from the publication of the "Notice to Debentureholders", to indicate their right to sell their debentures to the Company. In this case, the Company is obliged to acquire, at the restated value, debentures whose holders do not agree with these new terms. Any acquired debentures, resulting from the option to sell exercised by debentureholders, may be cancelled, held in treasury or be reissued in the market.

This issue was linked to the placement of at least 40,000 debentures, a number reached at the time of the issue. At December 31, 2002, there were 42,449 debentures of this issue outstanding in the market.

15. ACCRUED TAXES

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| Deferred income and social contribution taxes | 252,394 | 509,816 | 246,542 | 251,661 |
| Income tax withheld at source | 4,248 | 11,655 | 4,015 | 4,002 |
| Taxes on income | 106 | 1,444 | - | - |
| COFINS (tax on Revenue) | 2,882 | 4,400 | 2,156 | 2,847 |
| IPI (Federal VAT) | 765 | 1,259 | 768 | 1,055 |
| ICMS (State VAT) | 995 | 4,319 | 660 | 3,798 |
| Other | 616 | 4,006 | 315 | 1,185 |
| | 262,006 | 536,899 | 254,456 | 264,548 |
| Less - Current portion | (9,612) | (26,839) | (7,914) | (12,887) |
| Long-term portion | 252,394 | 510,060 | 246,542 | 251,661 |

Deferred income and social contribution taxes refer basically to taxes on revaluation reserves, for which realization is based on depreciation or disposal of the revalued assets. The consolidated balance also considers the tax effects on the amortized portion of negative goodwill.

16. INCOME AND OTHER TAXES IN LITIGATION

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| Income tax | 38,397 | 36,871 | 37,989 | 36,469 |
| Social contribution tax | 13,414 | 13,050 | 13,287 | 12,923 |
| PIS (tax on revenue) | 36,721 | 36,721 | 36,073 | 35,844 |
| INSS (social security contribution related to independent contractors) | 1,393 | 1,188 | 827 | 630 |
| COFINS (tax on revenue) | - | 59,242 | - | 55,327 |
| Other | 455 | 408 | 361 | 321 |
| | 90,380 | 147,480 | 88,537 | 141,514 |

The Company and its subsidiaries are parties to pending litigation challenging the legal aspects of certain taxes, and have escrow deposits related to these taxes and part of the contingencies mentioned in Note 17, in the amount of R$106,101 (consolidated) and R$102,572 - Company (R$155,324 and R$135,131, respectively, in 2001).

These lawsuits are related to the following principal issues:

. Income and social contribution taxes - Refer to the difference, deposited in escrow, between taxable income offset against the accumulated deficit restated based on the inflation effects of the Summer Plan (economic stabilization), without observing the 30% limit and the criteria defined by the tax legislation in force, which is being challenged.

. PIS (tax on revenue)- Refers to the restatement of PIS calculated on a semiannual basis, determined while Decree-Laws No. 2,445/88 and 2,449/88 were in effect, as well as the broadening of the taxable basis introduced by Law No. 9,718/98, both under challenge. In November 2002, the Company filed, with the appropriate court, an application to desist from further litigation in respect to the broadening of the taxable basis, as it understood the outcome might be unfavorable, and wrote off the accrual previously recognized and the existing escrow deposit balance, releasing those amounts to the tax authorities.

. COFINS (tax on revenue)- Amount, deposited in escrow, related to an increase in the taxable basis and rate increase introduced by Law No. 9,718/98. In November 2002, the Company filed, with the appropriate court, an application to desist from further litigation in respect to the broadening of the taxable basis, as it understood the outcome might be unfavorable, and wrote off the accrual previously recognized against the existing escrow deposit balance.

## 17. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain labor, tax, civil and other lawsuits and administrative proceedings arising in the ordinary course of business, before various courts and governmental agencies. In addition, a reorganization reserve was recognized in order to cover costs related to a reduction in personnel.

Management, based on information provided by legal counsel, an analysis of pending lawsuits and, regarding labor claims, based on prior experience in connection with claimed amounts, recognized a reserve for contingencies in amounts considered sufficient to cover possible losses on pending litigation, as follows:

| | 2002 | 2001 |
|---|---|---|
| Tax | 16,528 | 21,384 |
| Labor | 3,872 | 2,888 |
| Civil | 8,880 | 10,305 |
| | 29,280 | 34,577 |
| Reorganization | - | 7,027 |
| Total Company | 29,280 | 41,604 |
| Subsidiaries | 2,943 | 24,528 |
| Total consolidated | 32,223 | 66,132 |

These reserves refer to the following major issues:

Tax -

. Social contribution tax - Litigation on attorney fee awards from a lawsuit previously settled, estimated at R$2,043 (2001 - R$1,704).

. II (Import duty) and IPI (Federal VAT) - Discussion at the administrative level on payments of said import duties and taxes. In view of an unfavorable outcome, the Company elected to settle these proceedings in 2002; the prior-year reserve amounted to R$13,602.

. ICMS (State VAT) - Refers substantially to a reserve to cover possible losses from a number of lawsuits filed by state tax authorities in connection with a dispute on the use of credits on products considered to be intermediate by the Company and for use and consumption by the authorities. At December 31, 2002, the recognized reserve amounted to R$11,363 (2001 - R$3,317). The additional provision in relation to the prior year is classified under other operating expenses.

. Other - Refer substantially to reserves to cover losses from compulsory fees, increase in rates regulated by government agencies and similar, totaling R$3,122 (2001 - R$2,761).

Labor -

The Company is a defendant in a number of labor claims, including moral and physical damages. The reserve to cover a possible unfavorable outcome is recognized on an individual basis, based on the opinion of the Company's legal counsel as to the possible or probable loss. The Company recognized a reserve to cover possible losses from these contingencies in the amount of R$3,872 (2001 - R$2,888).

Civil -

The Company is a defendant in a number of civil lawsuits, including moral and physical damages, property and possessory actions, among others. Based on the opinion of its legal counsel, the Company recognized a reserve of R$8,880 (2001 - R$10,305) to cover possible losses arising from these lawsuits.

Reorganization reserve -

A previously recognized reserve in the amount of R$7,027 for the Company's reorganization costs, especially related to the discontinuation of mechanical bars and the heavy foundry. In 2002, with the effective discontinuation of these activities, it was reversed as an offset to costs incurred.

Additionally, the Company is a defendant in other disputes, principally related to social security contributions, estimated at R$35,995 (R$32,000 in 2001). Based on legal counsel's opinion that the outcome of these lawsuits is difficult to be predicted, management did not recognize a reserve.

## 18. SHAREHOLDERS' EQUITY

Subscribed and paid-up capital is represented by 249,008,650,479 registered common and 496,475,129,241 registered preferred shares, nonconvertible and without par value. The Company is authorized to increase its capital by up to 800,000,000,000 shares, without changes in bylaws, divided into 266,666,666,667 common and 533,333,333,333 preferred shares, upon a decision made by the Board of Directors and under the conditions established thereby.

Preferred shares have priority in the redemption of capital with the same premium as for common shares, and participate on an equal conditions with the common shares in capital increases from the capitalization of monetary restatement, reserves and profits.

Shareholders are entitled to minimum mandatory cash dividends of 25% of net income, calculated and adjusted in accordance with article 202 of Law No. 6,404/76. Preferred shareholders are entitled to dividends 10% higher than those attributed to common shares.

As of December 31, 2002, book value per thousand shares was R$1.12 (R$1.55 in 2001).

At the Extraordinary Shareholders' Meeting on January 13, 1998, the Company was authorized to acquire its own shares to be held in treasury temporarily for future sale or cancellation. The book value of these shares, stated at cost, was R$3,937. There was no sale of these shares in the year. The composition is as follows:

| | | Cost in Brazilian reais (per thousand shares) | | | Market value | |
|---|---|---|---|---|---|---|
| Type | Number | Weighted average | Maximum | Minimum | 2002 | 2001 |
| Common | 1,489,015,625 | 0.85 | 0.85 | 0.80 | 1.266 | 908 |
| Preferred | 1,054,900,000 | 0.92 | 0.96 | 0.91 | 971 | 728 |
| | | | | | ------- | ------- |
| | | | | | 2,237 | 1,636 |
| | | | | | ==== | ==== |

In 2001, the prior-year adjustment refers to the effects of the actuarial liabilities recognized by Companhia Siderúrgica de Tubarão - CST, in accordance with CVM Resolution No. 371/2000 (Note 20).

## 19. NONOPERATING EXPENSE

For 2002, the Company's nonoperating expense is basically represented by the effects of the restatement/reversal of liabilities assumed by the Company due to the sale of its entire equity interest in Sifco S.A.

In 2001, nonoperating expense was substantially represented by the additional provision for realization of restructuring assets, amounting to R$83.744 (Note 8), and by provisions required to cover the discontinuation of the mechanical bar and heavy foundry areas, and other lines and equipment, in the amount of R$36,250 (Note 11)

## 20. PENSION PLAN

The Company and its subsidiary Acesita Energética Ltda. provide their employees with two pension funds, Acesita Previdência Privada - ACEPREV and Plano de Seguridade Acesita (formerly CCF Fundo de Pensão), the principal purpose of which is to provide benefits supplementary to those provided by government social security. At December 31, 2002, ACEPREV and Plano de Seguridade Acesita had, respectively, 2,928 and 232 active participants (3,142 and 241 in 2001), and 377 and 379 retired participants, pensioners and participants on leave of absence (345 and 383 in 2001).

ACEPREV is a defined contribution plan with guaranteed benefits, which uses the financial capitalization method to calculate and accumulate the funds needed under the plan. Plan contributions are as follows

(a) Participants: a percentage of their applicable salaries, at their option, without a maximum limit, and with a minimum of 3%. Participants can also make a voluntary contribution on the plan's anniversary date (December 1) in order to increase the balance for retirement. For this contribution, there is no sponsor participation.

(b) Sponsor: the Company contributes individually 100% of the participants' contributions, up to a limit of 5% of applicable salaries. The sponsor also makes a special contribution, in order to cover the minimum benefit for disability, sick pay, death and retirement, and to cover administrative expenses.

Plano de Seguridade Acesita is a defined contribution plan, with payment of income for life upon granting the benefit, and uses the financial capitalization method to calculate and accumulate the funds needed under the plan. Plan contributions are as follows:

(a) Participants: the participant defines annually the individual percentage (ranging from 0.5% to 5%) of his/her contribution for the following year, in accordance with a specific table based on age and length of service.

(b) Sponsor: limited to 4% of payroll of employees included in the benefit plan, annually, and is defined by a contribution multiplier (ranging from 0.30% to 6%) on the participant's individual contribution amount. The sponsor may opt to contribute, on a temporary or permanent basis, an additional amount, in accordance with its capabilities. Additionally, the sponsor currently contributes 1.35% on total payroll for general plan costing purposes.

As of December 31, 2002, an appraisal of actuarial assets and liabilities of the pension plans sponsored by the Company was performed by an independent actuary, to analyze the effects on its financial statements, in conformity with CVM Resolution No. 371/2000.

Reconciliation of actuarial assets and liabilities is as follows:

| | ACEPREV | PSA* |
|---|---|---|
| Present value of actuarial liabilities - vested | (149,750) | (14,349) |
| Fair value of plan assets | 218,023 | 19,797 |
| Plan surplus (not recognized by the sponsor) | 68,273 | 5,448 |

The estimated amounts to be recognized in the results for 2003 are as follows:

| | ACEPREV | PSA* |
|---|---|---|
| Cost of current service, net | 761 | 72 |
| Interest on actuarial liability | 4,915 | 1,552 |
| Expected return on plan assets | (12,635) | (2,172) |
| Adjustment for asset recognition | 7,038 | 639 |
| Gross expense | 79 | 91 |
| Expected participants' contributions | (79) | (43) |
| Net expense | - | 48 |
| Administrative expense expected | 896 | 8 |
| | 896 | 56 |

* Plano de Seguridade Acesita, managed by HSBC - Pension Fund

As of December 31,2002, the principal actuarial assumptions, both for ACEPREV and Plano de Seguridade Acesita, are as follows:

| | |
|---|---|
| Economic assumptions - | |
| Actuarial liability discount rate | 11.30% per year |
| Plan assets expected return rate | 11.30% per year |
| Salary increase rate | Inflation rate + 1% per year |
| Benefit adjustment rate | Inflation rate |
| Inflation rate | 5% per year |
| Decreasing tables - | |
| Mortality rate | UP-84 with one-year severity |
| Disability rate | Mercer Disability |
| Disability mortality rate | IAPB-57 |
| Turnover rate | 15% / (length of service + 1) for ACEPREV<br>25% / (length of service + 1) for PSA |
| Other assumptions - | |
| Percentage of married active participants | 90% of participants |
| Age difference between men and women | Women 4 years younger than men |
| Expected retirement age | 50% on early retirement age<br>100% on normal retirement age (1) |

(1) Plano de Seguridade Acesita does not provide for early retirement and, therefore, the expected retirement age is considered to the retirement based on length of service.

The ACEPREV and Plano de Seguridade Acesita actuarial assets, in the amounts of R$68.273 and R$5.448, respectively, were not recognized in the financial statements of the sponsor, since the criteria and expectations of reimbursement or reduction of future contributions of the sponsor are not clearly defined. Accordingly, the actuarial asset amount to be recovered by the sponsor is still uncertain.

Companhia Siderúrgica de Tubarão - CST sponsors Fundação de Seguridade Social dos Empregados da Companhia Siderúrgica de Tubarão - FUNSSEST, which maintains a pension plan for its employees. FUNSSEST is a private, non-profit entity, which has administrative and financial autonomy. The subsidiary recognized, in accordance with CVM Resolution No. 371/2000, actuarial liabilities in the amount of R$10,529, net of tax effects. At December 31, 2001, these liabilities, in proportion to the Company's interest in that subsidiary, in the amount of R$2,111, were recorded as prior-year adjustment, as a charge to retained earnings. The financial information of this entity is available together with the financial statements of Companhia Siderúrgica de Tubarão - CST.

The charges included in results for the year amount to R$4,279 (R$19,642 in 2001) in the consolidated and R$4,109 (R$4,118 in 2001) for the Company, related to contributions to the aforementioned entities.

21. FINANCIAL INSTRUMENTS

The Company and its subsidiaries have financial instruments, which are represented by cash and cash equivalents, accounts receivable, investments, loans, swaps and debentures. The Company maintains policies and operational strategies, seeking liquidity, return and safety, as well as procedures to monitor balances, and has operated with banks that meet the requirements of financial soundness and reliability, in accordance with defined management criteria. The control policy consists of constant monitoring of contracted rates in relation to market rates.

Additionally, in order to reduce exchange variation effects, the Company contracts swap transactions (principally US$ for CDI (interbank deposit rate), in addition to receivables in U.S. dollars in connection with exports, thus reducing its exchange exposure. The notional amount of these swap instruments, as of December 31, 2002, was R$1,299,086 (US$367,669,000) (R$995,404 - US$428,979,000 in 2001), with scheduled maturities as follows:

| | Consolidated and Company (Notional amount) | |
|---|---|---|
| Year | 2002 | 2001 |
| 2002 | - | 191,339 |
| 2003 | 341,919 | 212,914 |
| 2004 | 943,036 | 591,151 |
| 2005 | 9,613 | - |
| 2006 | 4,518 | - |
| | 1,299,086 | 995,404 |

As of December 31, 2002, the balance of differentials related to these instruments, was a net receivable of R$280,154, of which R$252,910 was classified as current and noncurrent assets, according to maturity dates, and R$27,244 was classified as a part of loans (foreign currency - working capital and other) in liabilities, according to the specific characteristics of each swap contract. In the prior year, the balance of differentials, a liabilility of R$55,092, was classified as loans (foreign currency - working capital and other).

As of December 31,2002, the net exposure of the Company and its subsidiaries to the exchange rate fluctuation risk is as follows:

| | Book value | |
|---|---|---|
| | Consolidated | Company |
| Cash and cash equivalents | 59,967 | 2,976 |
| Accounts receivable and other | 265,585 | 429,648 |
| Notes receivable | 128,672 | - |
| Suppliers and other | (169,276) | (223,852) |
| Loans, without swap differential effects | (2,008,583) | (1,977,180) |
| Swap transactions | 1,299,086 | 1,299,086 |
| Net exposure | (424,549) | (469,318) |
| Net exposure in 2001 | (773,532) | (218,884) |

As of December 31,2002, financial instrument book values which significantly differ from market values, including current and long-term portions, are as follows:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | Book value | Market value | Book value | Market value |
| Assets- | | | | |
| Investments- Companhia Siderúrgica de Tubarão - CST (direct and indirect) | 627,848 | 802,000 | 627,848 | 802,000 |
| Liabilities- | | | | |
| Loans | 2,171,222 | 2,255,629 | 2,139,212 | 2,227,156 |
| Debentures | 506,521 | 544,961 | 506,521 | 544,861 |
| Swap transactions- | | | | |
| Differentials Receivable | 280,154 | 114,450 | 280,154 | 114,450 |

Management believes that an allowance to adjust the book value of swaps to corresponding market value is not required as these instruments are expected to be held to maturity.

The market value of the investment in the jointly-controlled subsidiary Companhia Siderúrgica de Tubarão is calculated based on the defined value for the sale of shares, regardless of class, as mentioned in Note 1, of US$ 22.66, equivalent to R$ 80.05 per thousand shares.

Market value was not estimated for investments in closely-held companies, which do not have shares traded in stock exchanges.

The market value of loans, swaps and debentures was determined by using current interest rates available in the market for transactions under similar conditions and maturities.

Market values are calculated at a specific time, based on available information and the Company's appraisal methodologies. Estimated amounts do not necessarily represent the amounts that could be realised in the market at the rates/quotations adopted. The use of different sources of information and appraisal methodologies could significantly affect the estimated market values.

Additionally, the Company is subject to credit risk in connection with its cash and cash equivalents and derivatives. This risk is minimized by concentrating its financial operations in financial institutions with good ratings. The Company does not have guarantee contracts for financial instruments. Credit risks arising from sales on account are minimized by the constant monitoring and a strict policy for granting credit. In general, guarantees are not required for sales on account. The Company has recognized an allowance for receivables considered by management to be difficult to realize.

## 22. INSURANCE

The Company has insurance for its principal assets in amounts considered sufficient by management to cover possible losses. At December 31, 2002, coverage for the industrial facilities is R$5,623,929 and for loss of revenues is R$746,964.

* * * * * * * * * *

**BOARD OF DIRECTORS**

Roberto Meira de Almeida Barreto
Chairman

Gerard Bernard
Vice-chairman

Jean-Yves André Aimé Gilet
Board Member

Antônio Alberto Gouvêa Vieira
Board Member

Paul Matthys
Board Member

Eustáquio Cota Magalhães
Board Member

José Leite Pereira Filho
Board Member

Joaquim Ferreira Amaro
Board Member

Carlos Henrique Flory
Board Member

Jorge Kalache Filho
Board Member

**EXECUTIVE BOARD**

Luiz Anibal de Lima Fernandes
Chief Executive Officer

Gilberto Audelino Correa
(Luiz Anibal de Lima Fernandes until 04/24/02)
Chief Financial and Investor Relations Officer

Paulo Roberto Magalhães Bastos
(Bernard Claude Marie Del Litto until 10/31/02)
Industrial Operations Director

João Manoel de Carvalho Neto
Human Resources and Administration Director

Sérgio Augusto Cardoso Mendes
Sales and Logistic Director

Benoît Pierre Marie Carrier
(since 12/12/02)
Director for Technology and Development

**AUDIT COMMITTEE**

Luiz Tito Cerasoli
President

Adilson Florêncio da Costa
Councillor

Flávio Artur Bonadio
Councillor

Raul Gomide
Councillor

**REGISTERED CHIEF ACCOUNTANT**

Waldo Roberto Justo
CRC-MG-74.715/O-6